================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                  ------------

                           Sun-Times Media Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                            Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    86688Q100
                      (CUSIP Number of Class of Securities)

                                  Abner Kurtin
                             K Capital Partners, LLC
                                  75 Park Plaza
                                Boston, MA 02116
                                 (617) 646-7728

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  ------------

                                December 11, 2007
             (Date of Event which required Filing of this Statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Structure Arbitrage Offshore, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            4,663,517 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            4,663,517 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,663,517 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.1%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            1,654,493 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            1,654,493 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,493 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital CIP, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             British Virgin Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            108,400 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            108,400 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,400 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.2%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Management, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IA/OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Harwich Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Abner Kurtin
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,426,410 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,426,410 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,426,410 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.8%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

      This Amendment No. 3 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on August 30, 2007 and amended by Amendment No. 1 on September 10, 2007 and Amendment No. 2 on November 15, 2007 by K Capital Structure Arbitrage Offshore, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital CIP, L.P., K Capital Management, LLC, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin (collectively, the "Reporting Persons") with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Sun-Times Media Group, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as Exhibit A to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 4, 6 and 7 are hereby amended and supplemented as follows:

ITEM 4.  PURPOSE OF TRANSACTION

      On December 11, 2007, K Capital Partners, LLC ("K Capital") submitted a letter to the Company. In the letter, K Capital called for certain value enhancing actions by the Issuer. A copy of the letter is filed as an exhibit to this Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In addition to beneficially holding the Common Stock, the Partnerships are parties to the following equity swap arrangements:

      SAO has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay SAO an amount equal to any increase at maturity or termination, and SAO agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 6,382,252 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to SAO an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Offshore has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay Offshore an amount equal to any increase at maturity or termination, and Offshore agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 1,271,850 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to Offshore an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Except as described in Item 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer other than the governing documents of the Partnerships.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit C   Letter of K Capital Partners, LLC to Sun-Times Media Group, Inc.,
            sent December 11, 2007

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2007

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Harwich Capital Partners, LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL CIP, L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------

                                                                       EXHIBIT C

                            [K Capital Partners LOGO]


Dear Mr. Cyrus Freidheim Jr.:

      K Capital has been extremely disappointed with the performance of Sun-Times Media Group ("Sun-Times" or the "Company") this past year. As Sun-Times enters' its year-end Board deliberations, we urge the Company to take the following value enhancing actions immediately:

1. Sun-Times should develop a detailed 2008 operating plan with clear targets. The key points of this plan should be communicated to investors by January 15, 2008 via a press release and a conference call. Shortly thereafter, management should also conduct a nation-wide road show. We expect the communication of the plan to include: a) an explicit 2008 cost savings target, an explanation of the source of these savings, and the cash and non-cash expenses associated with the cost savings program; and
      b) guidance for 2008 cash flow generation.

2. Sun-Times should henceforth compensate the Company's Chairman, Chief Executive Officer, and Directors of the Board entirely in equity compensation (i.e., no cash compensation). For each individual, the level of such compensation for 2008 should not exceed the level of that individual's 2007 total compensation.

3. Sun-Times should immediately finish the previous share repurchase program, which was authorized in May of 2006, in order to take advantage of the extreme undervaluation of the current stock price. The remaining capacity in the share repurchase program only represents a small fraction of the Company's current cash position, yet it would be substantially value enhancing to current shareholders if such capacity were used to repurchase shares.

We appreciate your attention to these important matters.


Sincerely,

  /s/  Abner Kurtin
------------------------------------
Abner Kurtin
Portfolio Manager

cc:  Sun-Times Media Group Board of Directors